QuickLinks -- Click here to rapidly navigate through this document

Filed by AVI BioPharma, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: eXegenics, Inc.
Commission File No. 000-26078

AVI Contact:
AVI BioPharma, Inc.
Michael Hubbard (hubbard@avibio.com)
(503) 227-0554

Investor Contacts:
Lippert/Heilshorn & Associates Inc.
Bruce Voss (bvoss@lhai.com)
Jody Cain (jcain@lhai.com)
(310) 691-7100

Press Contact:
Waggener Edstrom Bioscience
Wendy Carhart (wendyc@wagged.com)
(503) 443-7000

AVI BioPharma Announces Increase in Exchange Ratios
For eXegenics Capital Stock and Extends Expiration Date to Aug. 29, 2003

        PORTLAND, Ore.—Aug. 11, 2003—AVI BioPharma, Inc. (Nasdaq: AVII, AVIIW, AVIIZ) announced today that it has amended the terms of its offer to exchange shares of common stock of AVI for shares of common stock and preferred stock of eXegenics, Inc., as previously announced July 25, 2003, and has extended the exchange offer to Aug. 29, 2003.

        Under the terms of the amended offer, AVI, through a wholly owned subsidiary, is offering to exchange 0.123 of a share of AVI common stock for each share of eXegenics common stock, and 0.185 of a share of AVI common stock for each share of eXegenics preferred stock. These exchange ratios represent an increase of approximately 20 percent over the corresponding exchange ratios previously announced. According to Denis R. Burger, Ph.D., AVI's chief executive officer: "We believe the transaction is particularly attractive with the increase in the exchange ratios. The current value of the consideration offered for shares of eXegenics common stock represents a significant premium over the current market value of eXegenics common stock."

        The exchange offer is subject to various conditions, including the tendering of at least a majority of the shares of eXegenics capital stock in the exchange offer. The changes in the terms of the offer will be reflected in a revised prospectus that AVI will file with the SEC and distribute to eXegenics' stockholders on or before Aug. 15.

        Stockholders who have validly tendered their shares of eXegenics common stock or eXegenics preferred stock need take no further action. Other stockholders who want to tender their shares of eXegenics common stock or eXegenics preferred stock must do so no later than midnight, New York City time, Friday, Aug. 29, the extended expiration date for the exchange offer. Stockholders may withdraw any shares of eXegenics common stock or eXegenics preferred stock tendered, including any shares previously tendered, until the expiration date of the exchange offer.

        As of midnight, New York City time, Thursday, Aug. 7, approximately 134,972 shares of eXegenics common stock, or approximately 0.86 percent of the 16,184,486 shares of eXegenics common stock outstanding, have been tendered, and no shares of eXegenics preferred stock have been tendered.

        In addition, AVI announced the retention of MacKenzie Partners, Inc., to act as the information agent in connection with the exchange offer. In this capacity, MacKenzie Partners may contact holders of eXegenics capital stock and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the exchange offer to holders of eXegenics capital stock. MacKenzie Partners will receive reasonable and customary compensation for its services, will be reimbursed for out-of-pocket expenses and will be indemnified against certain liabilities in connection with its actions as information agent, including certain liabilities under the U.S. federal securities laws.

About eXegenics

        eXegenics, Inc., is no longer actively conducting research, but has historically been engaged in the discovery and development of drugs for treatment of cancers and drug-resistant bacterial diseases. For more information, please visit http://www.exegenicsinc.com/.

About AVI BioPharma

        AVI BioPharma develops therapeutic products for the treatment of life-threatening diseases using two technology platforms: third-generation NeuGene® antisense drugs and cancer immunotherapy. AVI's lead NeuGene antisense compound is designed to target cardiovascular restenosis, cancer, polycystic kidney disease and other cell proliferation disorders. In addition to targeting specific genes in the body, AVI's antiviral program uses NeuGene antisense compounds to target single-stranded RNA viruses, including West Nile Virus, SARS, coronavirus, calicivirus, and Hepatitis C. AVI's lead cancer agent, AVICINE®, is a therapeutic cancer vaccine with late-stage trials planned for the treatment of pancreatic and colorectal cancer. More information about AVI is available on the company's Web site at http://www.avibio.com/.

# # #

        This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. These risks include the risk to both companies that the acquisition of eXegenics by AVI contemplated in the definitive merger agreement will not be consummated. In addition, statements in this press release relating to the expected benefits of the contemplated acquisition are subject to the risk that these benefits will not be realized, and the general risks associated with the respective businesses of eXegenics and AVI as described in the reports and other documents filed by each of them with the SEC. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to AVI and eXegenics, and neither AVI nor eXegenics assumes any obligation to update any forward-looking statement or other statement included in this press release.

Where to Find Additional Information About the Transaction

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell eXegenics shares. AVI has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 and a Tender Offer Statement on Schedule TO, and eXegenics has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. AVI and eXegenics mailed a prospectus of AVI and related exchange offer materials as well as the Schedule 14D-9 to stockholders of eXegenics on July 25, 2003. Investors and security holders of eXegenics are urged to read carefully these documents, as they are amended, because they contain important information about AVI, eXegenics and the proposed transaction. In addition to the registration statement, the Schedule TO, the prospectus and the Schedule 14D-9, each of AVI and eXegenics file annual, quarterly and special reports, proxy statements and other information with the SEC. The exchange offer materials, and any other document filed by AVI or eXegenics with the SEC, may be obtained free of charge at the SEC's Web site at http://www.sec.gov/. A free copy of the exchange offer materials, and any other document filed by AVI or eXegenics with the SEC, may also be obtained from AVI or eXegenics. In addition, investors and security holders may obtain copies of the documents filed with the SEC by eXegenics on eXegenics' Web site at http://www.exegenicsinc.com/. Investors and security holders may obtain copies of the documents filed with the SEC by AVI on AVI's Web site at http://www.avibio.com/

        In addition, copies of the offer to purchase and related tender offer materials can be obtained by contacting MacKenzie Partners, Inc., at (212) 929-5500 collect or at (800) 322-2885 toll-free or by e-mail at proxy@mackenziepartners.com.

QuickLinks

AVI BioPharma Announces Increase in Exchange Ratios For eXegenics Capital Stock and Extends Expiration Date to Aug. 29, 2003